SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-33173

                           NOTIFICATION OF LATE FILING

(Check One): {X} Form 10-KSB {_} Form 11-K {_} Form 20-F { } Form 10-QSB
             {_} Form N-SAR

                       for Period Ended: June 30, 2006

{_}  Transition Report on Form 10-KSB
{_}  Transition Report on Form 20-F
{_}  Transition Report on Form 11-K
{_}  Transition Report on Form 10-Q
{_}  Transition Report on Form N-SAR For the Transition Period Ended:

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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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


                                     PART I

                             REGISTRANT INFORMATION

 MOLLER INTERNATIONAL, INC.
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 Full Name of Registrant


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 Former Name if Applicable

 1222 RESEARCH PARK DRIVE
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 Address of Principal Executive Office (Street and Number)

 DAVIS, CA   95618
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 City, State and Zip Code
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                                     PART II

                           RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) [ X ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) [ X ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) [ X ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III

                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


Moller International (the "Company") is filing this report for a 15-day extension for filing its Annual Report on Form 10-KSB for the period ended June 30, 2006. The Company has experienced delays in completing a draft of the Form 10-KSB which led to delays in the Company's independent registered accounting firm, Malone & Bailey, PC, completing the additional work required to finalize its approval of the content of the Company's Form 10-KSB. As a result of the delays, the Company is not able to file its Form 10-KSB by the prescribed filing date without unreasonable effort and expense. See attached statement from the Company's independent registered accounting firm, Malone & Bailey, PC. The Company currently anticipates that it will be able to file the Form 10-KSB on or before the extended deadline of October 13, 2006.

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                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul S. Moller, President            (530) 756-5086
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(Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). {X} Yes {_} No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? {_} Yes {X} No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOLLER INTERNATIONAL, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 22, 2006                    /s/Paul S. Moller
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                                            President


September 21, 2006
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Moller International, Inc.
1222 Research Park Drive
Davis, CA 95618


Ladies and Gentlemen:

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Moller International on or about September 22, 2006, which contains notification of the registrant's inability to file its Form 10-KSB by September 28, 2006. We have read the Company's statements contained in Part III therein and we agree with the reasons as to why we have been unable to complete our audit as of June 30, 2006, to be included in its Form 10-KSB.

Very truly yours,

/s/ Scott Work
Malone & Bailey, PC
www.malone-bailey.com
Houston, TX